February 16, 2012

Mr. Patrick Gilmore
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Compuware Corporation
Form 10-K for the fiscal year ended March 31, 2011
Filed on May 27, 2011
File No. 000-20900

Dear Mr. Gilmore:

On behalf of Compuware Corporation, a Michigan corporation (the “Company” or “Compuware”), I am responding to the Staff’s comment letter dated February 8, 2012 with respect to Compuware’s Form 10-K for the fiscal year ended March 31, 2011.  I have set forth below each question contained in the Staff’s comment letter, followed by our response thereto.

Form 10-K for the Fiscal Year Ended March 31, 2011
Item 1. Business
Backlog, page 13
1.
We have reviewed your response to prior comment 1.  Considering that your calculation of backlog includes contracts that are not firm but are highly likely to be renewed, we believe that your disclosure of backlog related to your application services segment does not comply with  Item 101(c)(1)(viii) of Regulation S-K.  Please confirm that backlog presented in future filings will include only orders that are believed to be firm.  Alternatively, you may present backlog as currently calculated provided that your disclosure quantifies the portion that does not represent firm orders.

Response

We confirm that in future filings beginning with the Form 10-K for the fiscal year ending March 31, 2012, we will include only contractually committed amounts when calculating backlog for our application services segment.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in all Company filings.  We understand that neither the staff’s comments nor changes we make to our disclosure in response to staff comments foreclose the Commission from taking any action with respect to our filings and that the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at (313) 227-7300 with any questions or if we can be of any assistance.

Very truly yours,

/s/ Laura L. Fournier

Laura L. Fournier
Chief Financial Officer
Compuware Corporation